MOBICLEAR, INC.

27TH FLOOR, CHATHAM HOUSE

SALCEDO VILLAGE, MAKATI CITY

PHILIPPINES

TELEPHONE: +6(32) 817-6948

June 3, 2008

VIA EDGAR

Sharon Virga, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MobiClear, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Filed May 22, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No. 000-10822

Dear Ms. Virga:

MobiClear, Inc., is in receipt of your comment letter dated May 30, 2008, and responds as follows:

Form 10-KSB Amendment No. 1 for the Fiscal Year Ended December 31, 2007

Exhibits 31 and 32

1.         Please amend to provide Exhibits 32.1 and 32.2 in addition to your revisions to Part II and Exhibits 31.1 and 31.2 that were provided in Amendment No. 1. Pursuant to Rule 12B-15, an amendment to any report required to include the certifications as specified in § 240.13a-14(a) or § 240.15d-14(a) must include new certifications by each principal executive and principal financial officer of the registrant, and an amendment to any report required to be accompanied by the certifications as specified in § 240.13a-14(b) or § 240.15d-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the registrant.

Response:	Revised as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

MOBICLEAR, INC.

Sharon Virga, Division of Corporation Finance

United States Securities and Exchange Commission

Page Two

June 3, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MOBICLEAR, INC.

/s/ Kenneth G.C. Telford

Kenneth G.C. Telford

Chief Financial Officer